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                                                                   EXHIBIT 99

                                                 [OLICOM LOGO]

NEWS RELEASE


     OLICOM REPORTS RECORD REVENUE FOR SECOND QUARTER 1997

Copenhagen, Denmark and Dallas, Texas, July 16, 1997 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high-performance networking solutions, today reported financial results for the second quarter ended June 30, 1997.

Actual reported financial results include acquisition costs of $40.9 million, during the second quarter of 1997, for CrossComm Corp., primarily as a write-off of in-process R&D.

Net sales for the second quarter were $53.3 million, up 32 percent from $40.3 million in net sales reported in the second quarter of 1996.

Pro forma net income for the second quarter of 1997, which excludes the one-time charge, was $5.1 million, or $0.33 per share on 15.5 million shares outstanding. Such pro forma net income and earnings represent records for Olicom. In the second quarter of 1996 the company reported net income of $2.0 million, or $0.14 per share on 14.9 million shares outstanding. The actual net loss for the second quarter of 1997, which includes the one-time charge, was $35.5 million or $2.34 per share on 15.2 million shares outstanding.

"We are extremely pleased to report yet another all-time record for both revenue and, excluding acquisition-related charges, earnings. This would also be our fourth consecutive record in earnings," said Lars Stig Nielsen, Olicom's chief executive officer. "We continue to be strongest in our core business, Token-Ring solutions, but we have grown across a wide range of product categories as well."

Olicom exhibited strongest relative growth in its mobile computing product line, growing 35 percent quarter-to-quarter and 95 percent year-to-year. Another strong performer was the company's market-leading Token-Ring PCI adapter, sales of which increased 20 percent quarter-to-quarter and 111 percent year-to-year. Further, with no change to its price structure, Olicom maintained its price-performance leadership position despite pricing pressures from competing providers of Token-Ring adapters. Olicom also delivered improvements in gross margins this quarter, climbing from 46 percent in the first quarter 1997 to 48 percent in the second quarter.



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The integration process with CrossComm is proceeding as expected. "Olicom and former CrossComm customers are realizing the benefit of our broader, integrated product line as well as an enhanced service organization which results from this acquisition," said Nielsen. "We have successfully begun the transition to a new organization, and I am pleased with the progress we have made in a short period of time."

Olicom designs, develops and manufactures high-performance, high-availability networking solutions for the corporate enterprise, specializing in providing end-to-end connectivity solutions and a migration path to high-speed LANs. The products of Olicom and its subsidiary, LASAT, are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the company's SEC filings or by contacting the company directly. Olicom news and product/service information are available at the company's World Wide Web site at http://www.olicom.com.
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This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ from predicted results. Further information on factors that could affect the company's results are detailed from time to time in Olicom's periodic filings with the Securities and Exchange Commission, specifically the most recent Annual Report on Form 20-F.

Statements of income and balance sheets follow.

CONTACT INFORMATION:
--------------------
OLICOM GROUP
Boje Rinhart, CFO                   Michael Camp, CEO
Olicom A/S                          Olicom, Inc.
+45 45 27 00 77                     972-423-7560

EDITORIAL CONTACTS:                 INVESTOR RELATIONS CONTACT:
-------------------                 ---------------------------
OLICOM, INC.                        STAPLETON COMMUNICATIONS
Diane Weldin                        Tersh Barber
972-516-4698                        415-988-9207
dweldin@olicom.com                  tersh@stapleton.com